Via Facsimile and U.S. Mail

June 24, 2010

Karl W. Mueller
Senior Vice President and Chief Financial Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

Re: **Old Republic International Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed April 13, 2010
      File Number: 001-14471

Dear Mr. Mueller:

We have reviewed your filings and your correspondence dated May 25, 2010 and we have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 14

1. We note your disclosure that you have not set any targets or conditions that the achievement of which results in a compensation award. However, Section 7.2 of your 2006 Amended and Restated Incentive Plan lists numerous objective

performance goals that must be achieved at a certain threshold before performance awards can be made. We recognize that your disclosure states that your overall financial performance reflects the compensation payments made to your executive officers and employees but it does not cite to any specific objective criteria that needed to be met. Please clarify how your compensation process functions in accordance with the above-referenced provision of your Incentive Plan. To the extent that the issuances pursuant to the Plan were dependent on meeting threshold performance measures, these thresholds should be disclosed. Additionally, explain how the amount of award to each named executive officer was determined.

2. Please describe the criteria and/or factors the Committee considered when making deferred compensation awards.

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director